**TRANSMISSÃO PAULISTA**

RECEIVED
2004 NOV -3 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Data* *São Paulo, October 27, 2004* *Ref.CT/F/04209/2004*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

04045939

Gentleman/Madam:

The Board of Directors of this Company, in the meeting held on 10/25/2004, approved the election of Ms. Helena Kerr do Amaral, to fill the vacancy in the referred to Board of Directors. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Copy to: Arianna Ferreira-Foley
The Bank of New York



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